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EXHIBIT 99.4

CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR

Reference is made to my Report on Reserves Data dated March 3, 2015, included in the Annual Information Form of Talisman Energy Inc. for the year ended December 31, 2014 (the "AIF"), and to the references to my name in the AIF and elsewhere in the Company's Annual Report on Form 40-F to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I consent to the incorporation by reference of my Report into this Annual Report on Form 40-F. I have no reason to believe that there are any misrepresentations in the information contained in this Annual Report on Form 40-F that were derived from my Report or that is within my knowledge as a result of the work I performed in connection with such Report.

I also consent to the incorporation by reference in the following Registration Statements:

  1.
  in the Registration Statement on Form S-8 (No. 333-178449) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc.;

  2.
  in the Registration Statement on Form S-8 (No. 333-154924) pertaining to the Corporate Strategy Implementation Recognition Program of Talisman Energy Inc.;

  3.
  in the Registration Statement on Form S-8 (No. 333-178450) pertaining to the Performance Share Unit Plan for Eligible Employees of Talisman Energy Inc. and its Affiliates; and

  4.
  in the shelf Registration Statement on Form F-10 (No. 333-195110),

of my Report on Reserves Data dated March 3, 2015 and to the references to my name in the AIF, which are incorporated by reference in this Annual Report on Form 40-F.

Calgary, Canada March 4, 2015	By:	/s/ MARK IRELAND
	Name:	Mark Ireland
	Title:	Internal Qualified Reserves Evaluator

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  EXHIBIT 99.4
CONSENT OF INTERNAL QUALIFIED RESERVES EVALUATOR